

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

February 1, 2023

Rohan Palekar
Chief Executive Officer
89bio, Inc.
142 Sansome Street, 2nd Floor
San Francisco, CA 94104

> **Re: 89bio, Inc.**
> **Registration Statement on Form S-3**
> **Filed January 31, 2023**
> **File No. 333-269471**

Dear Rohan Palekar:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joshua Gorsky at 202-551-7836 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Branden Berns